Exhibit 1

For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. Statements concerning information presented on a representative basis (i.e., information presented as though the Group had owned the acquisitions made in 2017 for the whole of that year; see “Note on Non-GAAP Measures”), also apply to such information when it is not presented on a representative basis. Because of the impact of the acquisitions made in 2017, we believe statements concerning non-representative information would be distorted and do not provide meaningful information to investors regarding the underlying performance of the business.

12 December 2018
BRITISH AMERICAN TOBACCO p.l.c.

SECOND HALF PRE-CLOSE TRADING UPDATE 2018

Trading update - ahead of closed period commencing 1 January 2019

●	The business continues to perform well and full year guidance remains unchanged
●	Continued good market share growth in combustibles, driven by the Strategic Brands
●	Strong growth across THP, Vapour and Oral (PRRP) categories
●	The US is performing well with volume in line with expectations
●	De-leveraging remains on track
●	Remain well placed to manage US regulatory proposals

1. The business continues to perform well and full year (FY) 2018 guidance remains unchanged

●	Expecting FY industry volume decline around 3.5%
●	Exceeding the 5.5% full year price mix achieved in 2017
●	Delivering good adjusted revenue and adjusted operating profit growth, on a constant currency representative basis, with a second half weighting
●	Growing market share +40bps YTD v FY17 driven by the Strategic Brands +180bps YTD
●	Full year adjusted EPS growth is expected to be impacted by a currency translation headwind, around 6% for FY18, at current exchange rates*
●	Exceeding our high single figure constant currency adjusted diluted EPS growth target

2. Strong growth across THP, Vapour and Oral (PRRP) categories

●	THP and Vapour on track to reach £900m of full year reported revenue
●	Glo now in 16 markets globally; share in Japan continues to grow and is now 4.6%
●	Epen3 performing well with new market launches including France and New Zealand
●	Oral tobacco expected to deliver strong constant currency revenue growth on a representative basis.

3. The US is performing well with volume in line with expectations

●	US industry volume decline remains in line with historic ranges down 4.4% YTD and we continue to expect an industry decline of around 4.0-4.5% for the full year 2018
[Note: An explanation of volume data sources in the US is attached in Appendix 1]
●	Continued value share growth +20bps YTD with NAS, Camel and Newport all growing share
●	Vuse volume up over 30% YTD, despite the Vuse Vibe recall. Vuse Alto’s national roll-out has now reached ~55,000 stores after 13 weeks
●	Delivering good revenue growth on a constant currency representative basis

4. De-leveraging remains on track

●	Net debt**/adjusted EBITDA*** reducing at around 0.4x per annum excluding the impact of FX
●	At current exchange rates* net debt**/adjusted EBITDA*** is expected to be around 3.9X by end 2018
●	The Group’s medium-term rating target remains BBB+/Baa1, with a current rating of BBB+/Baa2

5. Remain well placed to manage US regulatory proposals

●	We are constructively engaging regulators and supporting evidence-based regulation
●	We have experience in managing regulatory change over many years
●
Regulation of menthol in cigarettes should be developed through a comprehensive rule-making process, be based on a thorough review of the science and consider the unintended consequences, in order to withstand judicial review

“We remain on track for a strong performance in 2018 – driven by both our combustible and PRRP businesses. In the US, we are performing well, with positive pricing and continued value share growth. Our de-leveraging remains on track and we remain committed to a dividend pay-out ratio of at least 65%. We expect to exceed our high single figure adjusted diluted EPS growth at constant rates of exchange.”
Nicandro Durante, CEO

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Rachael Brierley / John Harney
 +44 (0) 20 7845 1180 / 1519/ 1263

Market share data is at 31 October 2018 and volume data is based on YTD 31 October 2018 (unless indicated otherwise).

* Current exchange rates of USD/GBP 1.25 as at close 10 December 2018

** Net debt excluding the impact of the revaluation of RAI acquired debt arising as part of the purchase price allocation process.

*** Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit from operations before amortisation and depreciation and excluding the impact of adjusting items.

The Group management board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how the Group’s financial capacity has changed over the year. Adjusted EBITDA has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to profit from operations as determined in accordance with IFRS.

Appendix 1: US industry cigarette volume data sources:

Given continued investor interest in monthly US industry cigarette volume data, investors should note that there are three main sources of volume data in the US:

1.
Shipments to Wholesale (STW): represents manufacturer shipments (sales) to wholesale and drives the P&L.  This system is based upon actual shipments from manufacturers representing 90% of cigarette volumes.  An independent vendor then estimates the remaining volumes using government tax data.  Shipments can fluctuate due to changes in inventory at wholesale.

2.
Shipments to Retail (STR): represents sales from wholesale to retail, which is subject to minimal changes in inventory, as retailers will not significantly vary inventory levels due to the impact on working capital.  STR measures actual sales reported by suppliers representing ~94% industry coverage for cigarettes. In our experience, this provides the most reliable indicator of consumer trends in the US.

3.
Syndicated sample-based survey data: Publicly available sample-based data relies on representative outlet coverage (e.g. Nielsen, IRI). When interpreting data from such studies, investors should consider the following:

a.
Surveys are designed to provide information across a wide range of consumer goods categories, with the result that sample construction is often a compromise in terms of representation across distribution channels and categories.

b.	More than 40% of cigarette industry sales are through a large number of small chain and independent stores.
c.
Survey samples can be skewed to larger organized outlets, due to the costs of constructing a representative sample of independent outlets, however, these independent outlets may be more relevant to cigarettes, than to other categories.

d.
When modelling industry volume, retail outlets are weighted by All Commodity Value (ACV), which can further skew data towards stores within large chains and may not be representative of cigarette industry trends.

As a result, syndicated sample-based data systems can be heavily skewed towards large chains, and independents are under-represented.

Based on Shipments to Retail, YTD October US industry volume is down 4.4%, in line with our expectations and reflecting a slightly improved H2, as previously communicated. We continue to expect US industry cigarette volume to be down 4.0% – 4.5% in 2018.

Note on Non-GAAP Measures

This announcement contains several non-GAAP measures used by management to monitor the Group’s performance. Certain of our measures are presented based on an adjusted basis, on a constant currency basis and on a representative basis. Please refer to the 2017 Annual Report on Form 20‐F for a full description of each measure, pages 218 to 222, as well as the Half-Year Report to 30 June 2018 on Form 6-K, pages 50 to 53.

For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. Statements concerning information presented on a representative basis (i.e., information presented as though the Group had owned the acquisitions made in 2017 for the whole of that year), also apply to such information when it is not presented on a representative basis.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s management reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

As previously announced, this announcement and other results communications in 2018 include a presentation of results against 2017 as though the Group had owned the acquisitions made in 2017 for the whole of that year. Comparison of results on this basis will be termed “on a representative basis” and will provide shareholders with a results comparison representative of the Group having owned the acquisitions throughout 2017 and 2018. Although the Group does not believe that results on this basis are a substitute for IFRS measures, the Group does believe such results including the impact of acquisitions as though the acquisitions had occurred at the beginning of 2017 provide additional useful information to investors regarding the underlying performance of the business on a comparable basis. Because of the impact of the acquisitions made in 2017, we believe statements concerning non-representative information would be distorted and do not provide meaningful information to investors regarding the underlying performance of the business.

Forward-looking statements

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. (“BAT”) shares or other securities. This announcement contains certain forward-looking statements, made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to lead the development and roll-out of BAT innovations (NGP and Combustible); and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2018 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.